

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road
Corte Madera, CA 94925

      Re: RH
          Form 10-K for Fiscal Year Ended January 29, 2022
          Filed March 30, 2022
          File No. 001-35720

Dear Gary Friedman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services